Citadel Security Software Inc.
                         Two Lincoln Centre, 16th Floor
                                5420 LBJ Freeway
                               Dallas, Texas 75240


                                  July 22, 2005

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

     Re:  Citadel Security Software, Inc.
          Registration Statement on Form S-3 (File No. 333-125651) Filed June 8, 2005

          Form 10-KSB for the year ended December 31, 2004(File No. 0-33491)

Dear Ms. Jacobs:

     Citadel Security Software Inc. had received the staff's comment letter dated July 8, 2005 concerning our Form S-3 and Form 10-KSB referred to above. Our response to the staff's comment to the Form 10-KSB are set forth below. For your convenience, the staff's comment has been reproduced immediately preceding our response. We anticipate that we will submit our responses to the staff's comments related to the Form S-3 and file a pre-effective Amendment No. 1 to our registration statement (the "AMENDMENT") to incorporate our responses to your comments next week.

FORM  10-KSB  FOR  THE  FISCAL  YEAR  ENDED  DECEMBER  31,  2004
----------------------------------------------------------------

ITEM  8A.  CONTROLS  AND  PROCEDURES,  PAGE  50
-----------------------------------------------

     13. You state that your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective as of December 31, 2004 to provide reasonable assurance that material information relating to the company is made known to management. However, Item 307 of Regulation S-B requires that your principal executive and principal financial officers evaluate the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your principal executive and principal financial officers were narrower than the disclosure controls and procedures as defined by Rule 13a-15(e). Please confirm, if true, that your principal executive and principal financial officers concluded that your disclosure controls and procedures are effective to ensure that information

Securities and Exchange Commission
July 22, 2005
Page 2



     required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that information required to be disclosed in the reports you file or submit is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

     We confirm that our principal executive and principal financial officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that information required to be disclosed in the reports we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

     Please let us know if you have any additional questions or require additional information.

Sincerely,

/s/  Steven  B.  Solomon
Steven B. Solomon
Chief Executive Officer

cc:  Ms. Sara D. Kalin, Securities and Exchange Commission
     Ms. Rebekah J. Toton, Securities and Exchange Commission
     Mr. Richard Connelly, Chief Financial Officer
     Mr. Tim Jackson, KBA Group
     Mr. David Wood, Wood & Sartain, LLP